GROHE
                                WATER TECHNOLOGY
                                     [LOGO]


PRESS RELEASE


US BUSINESS GIVES GROHE WINGS

SALES TRIPLED IN THE LAST SEVEN YEARS / AMBITIOUS FIVE-YEAR PLAN / NORTH AMERICA TO BECOME GROHE'S MAIN MARKET

                                                                January 17, 2003
                                                                             USA
                                                                   07-2003-BB-GI

HEMER. North America and especially the USA are key markets for Friedrich Grohe, a leading international manufacturer of sanitary products and systems. Generating sales of some EUR 900 million, the company has seen rapid growth since the mid-90s. The USA has already become Grohe's most important foreign market. Sales have tripled to more than 100 Mio. Euro over the past seven years; adjusted for currency fluctuations, sales grew by over 16% last year.

According to Board Chairman, Peter Korfer-Schun, the company has ambitious plans for the next five years. Based in the west German region of Westphalia and looking back on a long tradition, the company wants to achieve two-digit annual growth rates and double its US sales by 2008 through the introduction of new products and further expansion of its sales channels. "In the medium term, the USA will become Grohe's main market," explains


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Stephan M. Heck, Board member in charge of Sales and Marketing.

SUCCESS BUILT ON DESIGN AND INNOVATION

Kitchen fittings with extractable rinsing spray, thermostat-controlled shower mixers - it is the combination of modern European design, innovative features and superior quality standards that has made Grohe big in the USA. The most successful product lines are stainless steel kitchen fittings and the "Freehander" shower system. The next expansion phase with new products specifically developed for the North-American market has already begun. Great hopes are pinned on the so-called retro design. "Our American customers have shown us that they do not only love our typical European design, but also the classical elegance of products such as the Seabury and Geneva bathroom lines which have become real best-sellers of late," explains Mr. Heck. According to him, this proves that Grohe has successfully built on its brand expertise to become a premium supplier of high-quality design in all relevant areas of style.

CONTROLLED GROWTH

Grohe is already a global player in the sanitary fittings industry with a world market share of approx. 10%. The focused "one-world-one-brand strategy"


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has made the Grohe brand the industry's most widespread international brand. In spite of its ambitious targets - sales of over EUR 1 billion in the near future
- the company aims for controlled growth, also in the USA. "We do not plan to enter the mass market which is already widely covered by our American competitors," emphasizes Mr. Heck. Serving the American mass market would in fact be incompatible with Grohe's premium brand strategy. Moreover, the company will initially sell only fittings and shower systems in the USA. "There is still huge potential in this US$ 2.4 billion market for Grohe," says Stephan M. Heck.


Contact:
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GROHE                              Tel.: 02372 / 93-2421
Abteilung Presse & PR              Fax: 02372 / 93-2431
Dr. Bernd Buhmann                  E-Mail: b.buhmann@grohe.de
Industriepark Edelburg             Homepage: www.grohe.com
58675 Hemer







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